

February 12, 2010

Mr. William R. Lieberman
President, Director and Principal Executive Officer
Trilliant Exploration Corporation
545 Eighth Avenue, Suite 401
New York, NY 10018

> **Re: Trilliant Exploration Corporation**
>   **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
>   **Filed November 17, 2009**
>   **Response Letter Dated December 30, 2009**
>   **File No. 333-138332**

Dear Mr. Lieberman:

        We have reviewed your response and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-Q for Fiscal Quarter Ended September 30, 2009

Financial Statements

Note 10 – Business Combinations, page F-17

1. We note your response to our prior comment number two and are unable to agree with your conclusions. Please refer to ASC 930 for guidance on accounting for mineral assets acquired in a business combination. You will note that this guidance addresses the notion of "Value beyond proven and probable reserves" in assigning purchase price values. Please refer to the guidance and modify your purchase price allocation accordingly.

2. We note your response to our prior comment number three. Please refer to ASC 805-20-55-37, which specifically addresses the treatment of acquired mineral rights as tangible assets. This portion of the accounting standards codification supersedes the previous GAAP found in EITF 04-2.

Closing Comments

     Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

     You may contact Kevin Stertzel at (202) 551-3723, or Mark Wojciechowski at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

                  Sincerely,

                  Mark C. Shannon
                  Branch Chief